UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-39301

LION GROUP HOLDING LTD.

Not Applicable

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

3 Phillip Street, #15-04 Royal Group Building

Singapore 048693

(Address of principal executive office)

Registrant’s phone number, including area code

+65 8877 3871

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Information Contained in this Form 6-K Report

Amendment to the Debenture and Warrant

When used in this Form 6-K (the “Report”), unless otherwise indicated, the term “Company,” “we,” and “our” refer to Lion Group Holding Ltd.

On January 9, 2025, the Company entered into an amendment to the Convertible Debenture Due August 9, 2027 (the “Debenture”) with ATW Opportunities Master Fund II, L.P.  Pursuant to the amendment, the parties agreed to amend the conversion price per American Depositary Share of the Debenture to the lower of (x) $0.28 and (y) 90% of the lowest daily VWAP for the ten (10) trading days immediately prior to the conversion date. This amendment agreement shall be retroactively effective  to August 9, 2024.

On the same date, the Company entered into an amendment to the Series E American Depositary Shares Purchase Warrant (the “Warrant”) with ATW Opportunities Master Fund, L.P. Pursuant to the amendment, the parties agreed to amend the exercise price of the Warrant to the lower of (x) $1.13 and (y) 90% of the lowest daily VWAP (as defined in the Warrant) for the ten (10) trading days immediately prior to the exercise date (the “Market Exercise Price”), provided that the aggregate exercise price under the Market Exercise Price shall not exceed $10,000,000.

The Fifth Amended and Restated Memorandum of Association and the Fourth Amended and Restated Articles of Association of the Company

As previously approved by the shareholders of the Company at the annual general meeting held on December 23, 2024, the Company filed the fifth amended and restated memorandum of association and the fourth amended and restated articles of association of the Company with the Cayman Islands Companies Registry on January 3, 2025. A copy of the fifth amended and restated memorandum of association and the fourth amended and restated articles of association of the Company is filed as Exhibit 99.1 to this Form 6-K.

Exhibit No.	Description
99.1	Fifth amended and restated memorandum of association and fourth amended and restated articles of association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 14, 2025	LION GROUP HOLDING LTD.

	By:	/s/ Chunning Wang
	Name:	Chunning Wang
	Title:	Chief Executive Officer and Director

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